SEC File No. 82-34725

Agricore United™

RECEIVED

2007 MAY 18 A 10: 11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07023664

May 17, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - May 17, 2007 (News Release – Saskatchewan Wheat Pool and Agricore United Announce Commencement of Mailing and Extension of Bid)

Yours very truly,

Cindy Kaltenthaler

PER: Lori Robidoux
Vice President,
Corporate Finance & Investor Relations

PROCESSED
MAY 2 4 2007
THOMSON
FINANCIAL

LR/ck

Enclosures

5/22

Lori Robidoux - Vice President, Corporate Finance and Investor Relations
CanWest Global Place, 201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba, Canada R3C 3A7
Bus: (204) 944-5656 • Fax: (204) 944-5415 • Email: lrobidoux@agricoreunited.com • www.agricoreunited.com

Agricore United

Saskatchewan Wheat Pool Inc.

RECEIVED

2007 MAY 18 A 10: 11

For Immediate Release

SASKATCHEWAN WHEAT POOL AND AGRICORE UNITED ANNOUNCE COMMENCEMENT OF MAILING AND EXTENSION OF BID

REGINA, SASKATCHEWAN --(May 17, 2007) -- Saskatchewan Wheat Pool Inc. (the "Pool") (TSX:SWP) and Agricore United ("AU") (TSX:AU) have announced that they will begin mailing the Pool's notice of extension and variation today, together with AU's notice of change to directors' circular and supplement to management information circular recommending the acceptance of the Pool's offers by shareholders of AU.

The Pool has also extended its offers for all of the outstanding limited voting common shares and Series A convertible preferred shares of AU. The offers are now open for acceptance until midnight (local time) on May 28, 2007, unless further extended or withdrawn.

About Saskatchewan Wheat Pool

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP and its subscription receipts under the symbols SWP.R, SWP.N and SWP.O.

About Agricore United

AU is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. AU uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. AU's limited voting common shares are traded on the Toronto Stock Exchange under the symbol AU.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Agricore United:

Investor Contact:
Georgeson
Toll-free at 1-866-598-9684

Or

Lori Robidoux
Agricore United
(204) 944-5656

Media Contact:
Radean Carter
Agricore United
(204) 944-2238
www.agricoreunited.com

Saskatchewan Wheat Pool Inc.:

Investor Contact:
Kingsdale Shareholder Services Inc.
Toll-free at 1-866-301-3454

Or

Colleen Vancha
Saskatchewan Wheat Pool Inc.
(306) 569-4782

Media Contact:
Susan Cline
Saskatchewan Wheat Pool Inc.
(306) 569-6948
http://www.swp.com/investor.html

END